UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15-d 16 of
The Securities Exchange Act of 1934

FOR THE PERIOD ENDED:  December 31, 2001

COMMISSION FILE NUMBER:  0-30314

DEALCHECK.COM INC.

(Exact name of Registrant as specified in its charter)

ONTARIO, CANADA

(Jurisdiction of Incorporation)

47 Avenue Road, Second Floor, Toronto, Ontario, M5R 2G3

(Address of principal executive Offices)

(416) 860 0211

(Registrant's telephone number, including area code)

Indicate by check mark whether the registrant files or will file annual report under cover Form 20F or 40F:

Form 20F:     X               Form 40F:  _____

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to Commission to Rule 12g3-2(h) under the Securities Act of 1934:

YES:  _____             NO:     X

The number of shares outstanding of the Registrant's common stock as of December 31, 2001 is 4,946,265.

DEALCHECK.COM INC.

Dealcheck.com Inc. has elected to provide quarterly financial and other information generally comparable to that required to be provided by United States Issuers on Form 10-Q. This report relates to the period of three months ended December 31, 2001.

INDEX

		Page No.

PART I - FINANCIAL INFORMATION

ITEM 1	Financial Statements	3-7

	Consolidated Balance Sheets	3
	Consolidated Statements of Operations and Deficit	4
	Consolidated Statements of Changes in Financial Condition	5
	Notes to Financial Statements	6-7

ITEM 2	Management Discussion and Analysis of Financial Condition and Results of Operations	8-15

PART II - OTHER INFORMATION

ITEM 1	Legal Proceedings	15
ITEM 2	Changes in Securities	15
ITEM 3	Default Upon Senior Securities	15
ITEM 4	Submission of Matters to a Vote of Security	15
ITEM 5	Other Information	15

	Signature	15

ITEM I - FINANCIAL STATEMENTS

Dealcheck.com Inc.
Consolidated Balance Sheet
(Canadian Dollars)
December 31, 2001 and 2000

	December 31	March 31	December 31
	2001	2001	2000
	(Unaudited)	(Audited)	(Unaudited)

ASSETS:

Current
Cash	$1,433	$40,737	$23,822

Short-term Investments	31,568	38,068	308,296
Advances to directors, non-interest bearing	37,054	73,311	97,358
Amounts receivable and prepaid expenses	23,541	523,303	521,597

	$93,596	$675,419	$951,073
Long-term investments	2,488	58,290	439,106
Product development costs	151,478	134,521	146,111
Capital assets	21,221	40,414	46,475

	$268,783	$908,644	$1,582,765

LIABILITIES:

Current
Accounts payable and accrued liabilities	$60,200	$64,803	$49,662
Advances from shareholder, non-interest bearing	149,596	84,320	145,418

	$209,796	$149,123	$195,080

SHAREHOLDERS' EQUITY:

Capital stock	20,059,143	19,814,829	19,782,724
Deficit	(20,000,156)	(19,055,308)	(18,395,039)

	$58,987	$759,521	$1,387,685

	$268,783	$908,644	$1,582,765

Index

Dealcheck.com Inc.
Consolidated Statements of Operations and Deficit
(Canadian Dollars)
For the Nine months ended December 31, 2001 and 2000
(Unaudited)

	Three months to	Nine months to	Three months to	Nine months to
	December 31,	December 31,	December 31,	December 31,
	2001	2001	2000	2000

INCOME

License Fee	$-	$-	$128,395	$128,395
Consulting Fee	-	60,000	90,000	90,000
Interest	-	42	1,233	9,871
Net exchange gain	-	1,457	(4,915)	50,666
Other Income	-	-	110	14,987

	$-	$61,499	$214,823	$293,919

EXPENSES

Travel, promotion and consulting	$421,085	$538,162	$89,712	$402,065
Net loss on investments	277,733	277,733	592,527	750,601
Professional fees	33,717	72,776	12,340	52,233
Projects development costs	16,026	16,3260	3,111	15,111
Bank charges and interest	445	1,224	1,487	5,722
Rent	11,726	33,589	4,392	34,649
Telephone, Internet and courier	1,887	7,306	2,780	8,686
Transfer agents fees	3,628	7,560	14,930	19,665
Shareholders information	4,684	7,673	2,464	19,780
Amortization	6,516	24,890	6,060	18,180
Office and general	9,144	19,108	6,533	24,162

	$786,591	$1,006,347	$736,336	$1,350,854

Net loss for period	(786,591)	(944,848)	(521,513)	(1,056,935)
Deficit at beginning of period	(19,213,565)	(19,055,308)	(17,873,526)	(17,338,104)

Deficit at end of period	(20,000,156)	(20,000,156)	(18,395,039)	(18,395,039)

Net loss per share	$0.16	$0.20	$0.15	$0.25

Index

Dealcheck.com Inc.
Consolidated Statements of Cash Flows
(Canadian Dollars)
For the Nine months ended December 31, 2001 and 2000
(Unaudited)

	Three	Nine Months	Three	Nine Months
	Months to	to	Months to	to
	December	December	December	December
	31, 2001	31, 2001	31, 2000	31, 2000

OPERATING ACTIVITIES

Net Loss	$(786,591)	$(944,848)	$(521,513)	$(1,056,935)
Amortization	6,516	24,890	6,060	18,180
Write-off of product development costs	16,026	16,326	(12,000)	-
Net loss on investments	277,733	277,733	592,527	750,601
Non cash operating transactions	223,582	244,314	-	-
Amounts receivable and prepaid expenses	149,401	284,331	46,169	(51,019)
Accounts payable and accrued liabilities	29,339	(4,603)	(37,771)	(9,113)

	$(83,994)	$(101,857)	$73,472	$(348,286)

INVESTING ACTIVITIES

Purchase of capital assets	$-	$(353)	$-	$(17,850)
Refund of subscription advance	-	-	-	489,173
Investments	-	-	(238,956)	(359,045)
Product development costs	(1,653)	(38,627)	(7,055)	(22,055)

	$(1,653)	$(38,980)	$(246,011)	$90,223

FINANCING ACTIVITIES

Net advances from shareholders	$66,115	$65,276	$96,079	$(34,345)
Net deposit	-	-	(12,380)	(12,380)
Net advances to directors	16,388	36,257	(12,855)	(97,358)

	$82,503	$101,533	$70,844	$(144,083)

Increase (decrease) in cash during period	$(3,144)	$(39,304)	$(101,695)	$(402,146)
Cash at beginning of period	4,577	40,737	125,517	425,968

Cash at end of period	$1,433	$1,433	$23,822	$23,822

Supplemental disclosure

Non-cash operating activities

Shares issued in settlement of consulting fees		165,853
Shares issued in reimbursement of expenses		62,744
Shares issued in settlement of professional fees	15,717	15,717
Receivable settled by shares		(215,431)
		28,883

Non-cash investing activities

Investments acquired through settlement of receivables	215,431

Index

Dealcheck.com Inc.
Notes to Consolidated Financial Statements
For the Nine months ended December 31, 2001 and 2000
(Unaudited)

1.  BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada for interim information and with the instructions to Form 10Q and Rule 10-1 of the United States Securities Act of 1933 or Regulation S-X. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments consisting of normal recurring accruals and certain adjustments to reserves and allowances considered necessary for a fair presentation have been included. Operating results for the nine months ended December 31, 2001 are not necessarily indicative of the results that may be expected for the year ending March 31, 2002.

2.  CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES

Product Development Costs

The costs of developing the commercial web sites and technical projects are allowed to be deferred under the Canadian Generally Accepted Accounting Principles. However, these costs should be expensed under US GAAP. Accordingly, under the US GAAP, net loss for period would be $1,096,326 (2000: $1,088,990). Total assets would be $117,305 (2000: $1,550,710) and deficit would be $20,151,634(2000: $18,427,094).

Investments

Investments in marketable equity securities that are classified as short-term investments under Canadian GAAP, are grouped into trading and available-for-sale categories and accounted for at fair value under the US GAAP. Unrealized holding gains or losses on trading securities are included in the income. Unrealized holding gains and losses on available-for-sale securities are included in shareholders' equity.
Investments in equity securities that are classified as long term investments under the Canadian GAAP, are accounted for at fair value under the US GAAP. Unrealized holding gains and losses are included in shareholders' equity.
No significant adjustment would be required in the net loss for year, total assets and deficit under the US GAAP.

Recent Accounting Development

In June 1998, the Financial Accounting Standards board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. Companies must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. SFAS No. 133, as amended by SFAS No. 137 and No. 138, is effective for fiscal years beginning after June 15, 2000.

Index

Dealcheck.com Inc.
Notes to Consolidated Financial Statements
For the Nine months ended December 31, 2001 and 2000
(Unaudited)

SFAS No. 133 cannot be applied retroactively and must be applied to (a) derivative instruments, and (b) certain derivative instruments embedded in hybrid contracts that were issued, acquired, or substantively modified after December 31, 1997. This Standard is applicable for the Corporation's 2001 fiscal year onwards. The adoption of SFAS No. 137 had no material impact on its financial position, results of operations or cash flows for the nine months ended December 31, 2001.
In July, 2001, the Financial Accounting Standards Board (FASB) issued Statement No. 141, Business Combinations, Statement No. 142, Goodwill and Other Intangible Assets and Statement No. 143, Accounting for Asset Retirement Obligations. Statement No. 141 requires all business combinations initiated after June 30, 2001, to be accounted for using the purchase method of accounting. Under Statement No. 142, goodwill is no longer subject to amortization over its estimated useful life. Rather, goodwill will be subject to at least an annual assessment for impairment by applying a fair-value-based test. Additionally, an acquired intangible asset should be separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented, or exchanged, regardless of the acquirer's intent to do so. There will be more recognized intangible assets, such as unpatented technology and database content, being separated from goodwill. Those assets will be amortized over their useful lives, other than assets that have an indefinite life. Statement No. 142 is required to be applied starting with fiscal years beginning after December 15, 2001. Management does not believe the adoption of Statement No. 142 will have a material impact on the financial conditions and results of operations. Statement No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. Statement No. 143 is effective for fiscal years beginning after June 15, 2002. The Company is currently assessing the impact of Statement No. 143 on its financial condition and results of operations.
In August 2001, the FASB issued Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Statement No. 144 supersedes the previously issued Statement No. 121, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of and addresses financial accounting and reporting for the impairment or disposal of long-lived assets. Statement No. 144 is effective for fiscal years beginning after December 15, 2001. The Company is currently assessing the impact of Statement No. 144 on its financial condition and results of operations.

3.  RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions and balances have been listed below, unless they have been disclosed elsewhere in the financial statements.
  Operational service fee income of $nil (2000 - 90,000) were earned from a shareholder corporation
  Included in consulting fee is $136,710 (2000 - $ 224,248) paid to shareholder corporations.

Index

Dealcheck.com Inc.
Notes to Consolidated Financial Statements
For the Nine Months ended December 31, 2001 and 2000
(Unaudited)

  Rent and telephone expense are net of recoveries of $79,494 (2000 - $79,948) from corporations, which share common management and directors.
  Included in professional and consulting fees is $98,517 (2000 - $178,000) paid to directors of the Company.
  Business expenses of $27,030 (2000 - $50,976) were reimbursed to directors of the corporation.

4.  SIGNIFICANT POST BALANCE SHEET EVENT

On February 15, 2002, the company cancelled its lease for its premises at 65 Queen Street West, Toronto. The lease was signed on February 1, 2000 and was to expire on May 31, 2005. The company has not yet received any notification from the landlord of any proposed penalty for early cancellation of the lease. The net rent payable of $26,540 until December 31, 2001 is included under accounts payable and accrued liabilities. . However, no provision has been made for penalty or additional liability that may arise from early cancellation of the lease.
The landlord holds a deposit of $12,380, which is included under accounts receivable and prepaid expenses. The management believes that the landlord will adjust the deposit against the outstanding rent liability and will not pursue for any penalty.

5.  COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to comply with the current period's presentation.

Index

ITEM II

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion and analysis should be read in conjunction with the consolidated (unaudited) financial statements of the Company, which have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. A summary of material adjustments to conform to U.S. GAAP is set out in Note 2 to the consolidated (unaudited) financial statements.

Results of Operations

	Three Months to	Nine Months Ended December 31
	December 31, 2001	2001	2000

	-----------------------------In 000' CDN$ ---------------------------
Income	-	61	294
Expenses	787	1,005	1,351

Net Loss for Period	787	944	1,057

Deficit at end of period		20,000	18,395

Income

Income for the nine months to December 31, 2001 represented operating services fee of $60,000. The fee is charged at the rate of $10,000 per month to a shareholder corporation for management services. Other items include net exchange gain of $1,457. During the nine months ended December 31, 2000, the main source of income was licensing and usage fee of $128,395 charged to a shareholder corporation for licensing of database of Investor relations firms developed under the IRCheck.com project. Other major item of the income was operating services fee of $90,000 charged to a shareholder corporation for management services.
Licensing agreement expired on March 31, 2001 and was not renewed for the current fiscal year. The management services agreement was canceled effective October 1, 2001. Hence during the three months ended December 31, 2001, no revenue was earned from these sources.

Expenses

Expenses include net loss on investment of $277,733 for the three months ended December 31, 2001 ($592,527 for the same period in 2000) and $277,733 for the nine months ended on that date( $750,601 for the same period in 200). These costs are explained under liquidity and capital requirements section.
The major components of expenses are as follows:

Travel, promotion and consulting

	Three months to
	December 31,		Nine months ended December 31
	2001	2000	2001	2000

Travel, meals and entertainment	4,379	3,929	21,524	45,560
Consulting	86,310	85,783	165,510	356,363
Promotion	330,396	-	351,128	142

	421,085	89,712	538,162	402,065

% of operating expenses	83%	62%	74%	67%
(net of loss on investment)

Index
Overall travel, meals and entertainment expenses have declined because the company continued to focus more on developing own projects than seek out new investment opportunities.
Consulting fee for the three months to December 31, 2001 includes a fee of $30,000 for invetor relations services charged by a shareholder corporation under an agreement at the agreed rate of $10,000 per month. Another element of the consulting cost is a fee of $46,710 charged by another shareholder corporation for financial consulting including introduction to potential equity investors and lenders. The Company had successfully used the services of this corporation in the past until September 30, 2000, when the agreement expired and was not renewed. Given the current financial situation of the company, the management felt it was in the interest of the company to renew the contract for another year effective October 1, 2001 at the same rate of $10,000 US per month as in the past. Other fee consisted of $9,600 charged as consulting fee by a director as executive. Consulting fee for the three months to December 31, 2001 comprised fee from the shareholder corporation for investor relations services of $46,623 charged at the rate of $10,000 US per month and a directors' fee of $12,500 as executive. Both these fess were reduced during the current period.
Major reduction in the consulting fee for the nine months ended December 31, 2001 compared to the same period in 2000 came from reduction in the fees of the investor relations services from $134,326 to $90,000 due to revision in the monthly fee from US$10,000 to CDN$10,000.Another factor resulting into the reduction in cost was the charge for the financial services from a shareholder corporation from $89,990 in 2000 to $46,710 in 2001 representing six months charge in 2000 versus three months charge in 2001. Directors fee as executive reduced from $129,500 in 2000 to $28,800 in 2001.
During the quarter ended December 31, 2001 and nine months ended on that date, significant promotional efforts were made to increase the company's exposure in overseas markets. There were three major costs -
  On August 15, 2001, the company signed a one-year promotion contract with a non-related corporation for a total fee of $165,853. The fee was settled by issuance of 226,349 common shares of the company. These shares are not yet registered. Fee of $145,121 relating to the period after September 30, 2001 were included as prepaid expenses in the financials for the second quarter ended September 30, 2001. The management assessed the effectiveness of the promotion program and decided to expense the entire cost during the quarter. Promotion costs for the quarter ended December 31, 2001 also
  $62,744 charged by a non-related Canadian corporation for design, production and distribution of promotional materials. These fess were settled by issuance of 100,000 common shares of the company.
  $78,697US charged by a non-related European corporation for promotional work done in Europe during the nine months.

Professional fees

Professional fees for the nine months ended December 31, 2001 were $72,776 compared to $52,233 for the same period in 2000. The fee for both the periods mainly consisted of fees paid to a director for providing financial, accounting and corporate services. Increase during the current period was due to issuance of 100,000 common shares for the past services valued at $15,717. This transaction was approved by the shareholders in the annual general and a special meeting dated October 30, 2001.
Fee for the quarter ended December 31, 2001 was $33,717 compared to $12,340 for the same quarter in the previous fiscal year.

Other operating costs

Other operating costs mainly consist of rent, telephones, transfer agents, shareholders information, amortization and office costs.These costs for the three months ended December 31, 2001 were $49,676 compared to $41,757 for the same period in 2000. The costs for the nine months to December 31, 2001 were $117,676 compared to $145,955 for the previous period.

Index
The current quarter costs included $16,026 being the balance of the product development cost relating to IRCheck.com project being fully written off. The only source of revenue from this project was a database licensing fee earned during the fiscal 2001. During the current period, the management's efforts at renewing this license and/or to attract other clients were not successful. Lack of adequate cash prevented any major marketing thrust and as a result, the web site and the database has not been up dated for some time. The management do not foresee any revenue being generated from this project and as a result decided to write off the balance of the costs according to the company's accounting policy.
Excluding the above item, the other costs have actually declined to $101,350 for the nine month period to December 31, 2001 ( to $33,650 for the quarter ended December 31, 2001) from $130,844 for the nine months to December 31, 2000 ( $38,646 for the quarter ended December 31, 2000).
The major reduction was in the transfer agents' fees, which declined from $19,665 in 2000 period to $7,560 for the current nine month period.
Overall decline in operating costs reflect the company's efforts at keeping these costs to the minimum.

Liquidity and Capital Requirements

Cash and working capital

Cash on hand at December 31, 2001 was $1,433 compared to $40,737 at March 31, 2001 and $23,822 at December 31, 2000.
There was a deficit of $116,200 in the net working capital at December 31, 2001 compared to a positive net working capital of $743,613 at December 31, 2000.
Two major factors were responsible for significant deterioration in the working capital and cash flow situation during the current period. Most of the short term investments and receivables became irrecoverable due to continued adverse market situation through out fiscal year 2001 and current period. The company followed the conservative accounting and decided to fully provide against such items. On the other hand, the company had to resort to extensive promotional efforts during the current period to attract new funds. These efforts added to its current liability resulting in the negative working capital.
During the three months ended December 31, 2001, the company generated a net cash of about $83,000 from the funds advanced by shareholders and recovery of the debt owed by the directors. These funds were spent on net operating activities and on product development costs resulting in a net cash deficit of $3,000 which was met from the cash on hand at October 1, 2001.

Investments

	December 31,	March 31,	December 31
	2001	2001	2000

Short term investments	31,568	38,068	308,296
Advances & receivable	60,595	596,614	606,575
Product development	151,478	134,521	32,055
Long term investments	2,488	58,290	553,162

	$ 246,129	$ 827,493	$ 1,500,088

Index

Short term investments

The company's only investment comprised 80,000 common shares of Mecaserto Inc. bought at a cost of about $165,000US in fiscal 2000. This investment was valued at the market value of $31,594 ($20,000US) and the balance was fully provided at March 31, 2001. Mecaserto is a producer of simulators for radiotherapy machines based in France. Following the management's visit to the company's operations in fiscal 2001, it was concluded to wait until the company was successful in getting listed on Over The Counter Bulletin Board of NASDAQ, when the realization value of the investment is likely to increase.

Advances & receivable

The major items included in this category as at September 30, 2001 are as follows:
Significant changes since March 31, 2001 are explained below:
a.  Advances to directors $37,054 (2000: $97,358)
These advances are non-interest bearing, payable on demand.. Approximately $16,000 was repaid since March 31, 2001.
b.  Accounts receivable $23,541 (2000: $509,217)
There were two major items included in the receivable at December 31, 2000 - Receivable from a shareholder corporation, Current Capital Corp. of $249,272. this debt was fully settled since then and as at December 31, 2001, there was an advance from Current Capital Corp. of $17,306, which is included under advances from shareholders.
Second major receivable at December 31, 2000 was $198,884 due from a related corporation, First Empire Entertainment.com Inc.. the balance increased to $205,479 by August 9, 2001 whne it was converted into equity investment in that company. See investment details below for further details.
The other receivable primarily includes rent deposit of $12,380. This deposit will be fully off set against rent payable, included under accounts payable and accrued liabilities. See that section for further details.

Product Development

The following is a summary of the development costs incurred to date by project:

	December 31	March 31	December 31
	2001	2001	2000

IRCheck Project	-	21,370	32,055
Biochex Project	151,478	113,151	114,056

	$ 151,478	$ 134,521	$ 146,111

IRCheck Project
As explained earlier, the company was unable to find funds for promoting this product and raising any new revenue. The management therefore decided to fully amortize the balance of the deferred cost o this project during the quarter ended December 31, 2001.

Index
Biochex Project
During the fiscal 2001, the Company acquired full equity ownership of 1388755 Ontario Inc., which is an Ontario incorporated private company. 1388755 Ontario Inc.'s objective is to innovate and develop cost-effective, secure and portable Internet appliances, with wireless connection to the Web, using the latest technologies for wireless connectivity such as Bluetooth (short range, low power radio technology), 802.11HR and Wi-Fi.
1388755 Ontario's first project, named "Biochex", is the development of an Internet enabled medical data logging device, that is both wireless and portable.
The following were the major developments on this project since March 31, 2001 -
  The initial beta testing of the first Biochex device was successfully completed in June 2001. The device used Bluetooth chips and a proprietary firmware technology on an electronic stethoscope to successfully test its functionality
  A comprehensive web site for Biochex products and services was launched on November 5, 2001. The web site can be visited at www.biochex.com.
  On November 26, 2001, the company received a memorandum of understanding from a non related Ontario corporation to license the company's Biochex technology for a licence fee of $250,000 plus a royalty. Further development in the matter is subject to successful completion of the Biochex beta testing.
The company has been testing the application of another wireless technology on a much smaller transducer. Originally, this testing was to be completed by December 31, 2001. This has however been delayed due to various technical difficulties. The Company's chief technology officer hopes to complete the testing by March 31, 2002.
The commercial launch of this product will depend on the company's ability to attract more funds or other partners with marketing and operational facilities.
The management has decided to wait until the year end to assess whether this project has any future revenue potentials. No further production costs are anticipated until the beta testing is successfully concluded.

Long term Investments

	December 31,	March 31,	December 31,
	2001	2001	2001

First Empire Entertainment.com Inc.	-	-	6,500
Hotlamp Interactive Inc.	-	55,802	57,731
Xloom Holdings Inc. /Dataloom Inc.	2,488	2.488	374,875

	$ 2,488	$ 58,290	$ 439,106

First Empire Entertainment.com Inc.
The company's original investment in First Empire was 13,000 common shares bought in June 2000. As explained earlier,. On August 9, 2001, the company exercised this option and converted its entire loan balance of $205,479 into 2million common shares of First Empire. First Empire is a related corporation since it has common management and directors.
First Empire Entertainment.com Inc. is an emerging company in the entertainment industry. The Company is seeking to promote Broadway-bound shows and related merchandise, as well as music, film, and television products and services. First Empire plans to market them through multimedia channels.

Index
First Empire Entertainment.com Inc. is an Ontario reporting issuer, reporting to Ontario Securities Commission. In October 2000, it signed an agreement to purchase all the shares of an Ontario private company, which owned rights to a Broadway musical based on Alexander Dumas' story of the Count of Monte Cristo and titled "Count of Monte Cristo" and held two preview shows of the musical during 2000 and 2001 in Toronto and New York respectively. The company is now seeking to raise more funds to begin commercial production and road shows of the Musical.
First Empire has however been unsuccessful so far in raising the required funds. The management therefore decided to provide fully against this investment as at December 31, 2001.
Hotlamp Interactive Inc.
This company has so far been unsuccessful to raise adequate funds to support its marketing and product launch. The management decided to provide fully against this investment as at December 31, 2001.
XLoom Holdings Inc.
The company has not received further details from XLoom Inc. since the last quarter report. The management has recently requested latest financials from the board of directors of XLoom Inc.
The original investment in Dataloom Inc. was fully written off following restructing of that company into XLoom Inc. The management does not believe further provision is required at this stage.

Rent Payable

Accounts payable and accrued liabilities include rent payable of $26,540 as at December 31, 2001.
The company signed a long term lease on February 1, 2000 which would expire on May 30, 2005 for its premises at 65 Queen Street West, Toronto, Ontario, Canada. Monthly rent was approximately $12,500. These premises were sub-leased to two associated corporations from whom approx. 68% of the rent was recovered.
However, since October 1, 2001, the company was unable to pay its rent in full every month. The management approached the landlord with a request for relocation to smaller premises. While the landlord accepted the smaller rental payments and allowed the company to defer its rent, they did not provide any written respond to the company's request despite promising to do so.
In order to avoid any further liabilities, the company decided to cancel the lease and accordingly informed the landlord about its intention in writing. The premises were vacated on February 15, 2002 and the corporate office has since been relocated to 47 Avenue Road, Toronto as a sub tenant without any long term lease commitment. The rental cost to the company is less than $1,000 per month.

Liquidity

The company has no cash and relies entirely on advances from its shareholders to support its operational costs. While the management has made all efforts in minimizing its operational costs including the rental as explained above, it is uncertain as to how much and how long it continues to receive advances from the shareholders or others to in future.
The management hopes that its current financial consulting contract with a shareholder corporation which was renewed effective October 1, 2001 as explained ealier will enable the company to obtain operational cash until alternative sources are found. However there is no guarantee that this will happen.
Meanwhile, the management is pursuing interest shown by some corporations in acquiring interest in the company and injecting new capital and revenue earning projects.

Index

Forward Looking Statements

The foregoing Management's Discussion and Analysis contains "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Act of 1934, as amended, and as contemplated under the Private Securities Litigation Reform Act of 1995, including statements regarding, among other items, the Company's business strategies, continued growth in the Company's markets, projections, and anticipated trends in the Company's business and the industry in which it operates. The words "believe," "expect," "anticipate," "intends," "forecast," "project," and similar expressions identify forward-looking statements. These forward-looking statements are based largely on the Company's expectations and are subject to a number of risks and uncertainties, certain of which are beyond the Company's control. The Company cautions that these statements are further qualified by important factors that could cause actual results to differ materially from those in the forward looking statements, including, among others, the following: reduced or lack of increase in demand for the Company's products, competitive pricing pressures, changes in the market price of ingredients used in the Company's products and the level of expenses incurred in the Company's operations. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained herein will in fact transpire or prove to be accurate. The Company disclaims any intent or obligation to update "forward looking statements".

PART II OTHER INFORMATION

Item 1 Legal Proceedings
There are no material legal proceedings in progress or to the knowledge of the Company, pending or threatened to which the Company is a party or to which any of its properties is subject, except for potential claim that may be made by the landlord of its premises at 65 Queen Street West for early cancellation of the lease by the Company as explained earlier. The Company has received no notification from the landlord concerning this matter.

Item 2 Changes in Securities
The following new securities were issued during the quarter ended December 31, 2001 -
a.  100,000 common shares were issued to a director as executive for accounting and corporate services rendered

Item 3 Defaults Upon Senior Securities
None.

Item 4 Submission of Matters to a vote of Securities Holders
None.

Item 5 Other Information
None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

/s/  Terence Robinson
Chairman and CEO
Dealcheck.com Inc.

February 25, 2002